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                         July 23, 2020

       Esteban Rigo-Righi
       Chief Financial Officer
       Enjoy S.A.
       Rosario Norte 555, 10th floor
       Las Condes     Santiago de Chile
       Chile

                                                        Re: Enjoy S.A.
                                                            Application for
Qualification of Indenture on Form T-3
                                                            Filed July 16, 2020
                                                            File No. 022-29086

       Dear Mr. Rigo-Righi:

               This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

               Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) Alper at 202-551-3329 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Real Estate & Construction
       cc:                                              Boris Dolgonos